SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Amendment No. )

Under the Securities Exchange Act of 1934

Probe Manufacturing Inc
(Name of Issuer)

Common
(Title of Class of Securities)

74266S201
(CUSIP Number)

May 1, 2014
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☐	Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  74266S201

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Cardinal Value, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship of Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 2,000,000
	6.	Shared Voting Power 2,000,000
	7.	Sole Dispositive Power
	8.	Shared Dispositive Power
9.	Aggregate Amount Beneficially Owned by each Reporting Person 2,000,000
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row 9 7.92% based on 25,251,945 as of May 14, 2014
12.	Type of Reporting Person (See Instructions) PN (Partnership)

CUSIP No.  74266S201

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Bill Smart
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship of Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 240,000
	6.	Shared Voting Power 240,000
	7.	Sole Dispositive Power
	8.	Shared Dispositive Power
9.	Aggregate Amount Beneficially Owned by each Reporting Person 240,000
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row 9 .95% based on 25,251,945 as of May 14, 2014
12.	Type of Reporting Person (See Instructions) Individual

ITEM 1:

(a)  Name of Issuer:

Probe Manufacturing Inc.

 (b)  Address of Issuer’s Principal Executive Offices:

17475 Gillette Avenue, Irvine CA. 92614

ITEM 2:

(a)  Name of Person Filing:

            Cardinal Value, L.P. and Bill Smart

(b)  Address of Principal Business Office or, if None, Residence:

            P.O. Box 742, Palo Alto, CA 94302

(c)  Citizenship:

Cardinal Value, L.P. is incorporated in the state of Delaware. Bill Smart is a U.S. citizen.

(d)  Title of Class of Securities:

            Common Stock

(e)  CUSIP Number:

74266S201

ITEM 3:  IF THIS STATEMENT IS FILED PURSUANT TO §§240.13D-1(B) OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution, in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).
If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: ___________________________.

ITEM 4:  OWNERSHIP.

Cardinal Value, L.P.

(a)  Amount beneficially owned: 2,000,000

(b)  Percent of class: 7.92% based on 25,251,945 as of May 14, 2014

(c)  Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote	2,000,000
(ii)	Shared power to vote or to direct the vote	0
(iii)	Sole power to dispose or to direct the disposition of	2,000,000
(iv)	Shared power to dispose or to direct the disposition of	0

Bill Smart

(a)  Amount beneficially owned: 240,000

(b)  Percent of class: .95% based on 25,251,945 as of May 14, 2014

(c)  Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote	240,000
(ii)	Shared power to vote or to direct the vote	0
(iii)	Sole power to dispose or to direct the disposition of	240,000
(iv)	Shared power to dispose or to direct the disposition of	0

ITEM 5:   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not applicable.

ITEM 6: OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

ITEM 7: IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

ITEM 8:  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

ITEM 9:  NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

ITEM 10:  CERTIFICATIONS.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 6, 2014	By:	/s/ Bill Smart
Bill Smart
Managing Member

Dated: August 6, 2014	By:	/s/ Jim Smart
Jim Smart
General Partner